VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

July 6, 2011

Re:	Assured Guaranty Ltd.
Form 10-K for Year Ended December 31, 2010
Filed March 1, 2011
File No. 001-32141

Dear Mr. Rosenberg:

Thank you for your letter dated June 14, 2011, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2010 for Assured Guaranty Ltd. (the “Company”).

We appreciate the effort that went into the Staff’s comments.  We have provided our responses in the order the comments appeared in the Staff’s comment letter, which we have reproduced in italicized text.  Our responses follow each comment.

Notes to Consolidated Financial Statements

5. Financial Guaranty Contracts Accounted for as Insurance

Loss Estimation Process

Breaches for Representations and Warranties, page 203

1.              We acknowledge your response to the last bullet of our second comment regarding the accounting for the settlement with BofA and may have further comments.

Company Response

We are now in a position to put forth our accounting for the settlement with BofA.

The Company’s will account for its recoveries under our first lien transaction loss sharing agreement with BofA as subrogation in accordance with FAS 163 (ASC 944-40-30-31 and 32).

The following is the Company’s disclosure for the BofA Agreement included in our Form 10-Q filing for the period ended March 31, 2011 marked to address our accounting for the first lien transaction loss sharing arrangement.

Bank of America Agreement

On April 14, 2011, Assured Guaranty reached a comprehensive agreement with Bank of America Corporation and its subsidiaries, including Countrywide Financial Corporation and its subsidiaries (collectively, “Bank of America”), regarding their liabilities with respect to 29

RMBS transactions insured by Assured Guaranty, including claims relating to reimbursement for breaches of representations and warranties (“R&W”) and historical loan servicing issues (“Bank of America Agreement”). Of the 29 RMBS transactions, eight are second lien transactions and 21 are first lien transactions. The Bank of America Agreement covers Bank of America sponsored securitizations that AGM or AGC has insured, as well as certain other securitizations containing concentrations of Countrywide originated loans that AGM or AGC has insured. The transactions covered by the Bank of America Agreement have a gross par outstanding of $5.2 billion ($4.8 billion net par outstanding) as of March 31, 2011, or 29% of Assured Guaranty’s total below investment grade (“BIG”) RMBS net par outstanding.

Bank of America paid Assured Guaranty $850 million on April 14, 2011 and is obligated to pay another $250 million by March 2012 in relation to the eight second lien transactions. In consideration of the $1.1 billion, the Company has agreed to release its claims for the repurchase of mortgage loans underlying the eight second lien transactions (i.e., Assured Guaranty will retain the risk of future insured losses without further offset for R&W claims against BofA).

In addition, Bank of America will reimburse Assured Guaranty 80% of claims Assured Guaranty pays on the 21 first lien transactions, until aggregate collateral losses on such RMBS transactions reaches $6.6 billion. The Company accounts for the 80% loss sharing agreement with BofA as subrogation.  As the Company calculates expected losses for these 21 first lien transactions, it will include an R&W benefit from BofA for 80% of these amounts.  On April 14, 2011, Bank of America placed $1 billion of eligible assets into trust in order to collateralize the reimbursement obligation relating to the first lien transactions. The amount of assets required to be posted may increase or decrease from time to time, as determined by rating agency requirements.

As of June 30, 2011, cumulative collateral losses on these first lien RMBS transactions were approximately $[   ] billion.  The Company estimates that cumulative projected collateral losses for these 21 first lien transactions will be $[   ] billion, which will result in estimated gross expected losses to the Company, before considering R&W recoveries from BofA, of $[    ] million and $[    ] million after considering R&W recoveries.  As of June 30, 2011, the Company had paid $[   ] million in claims and been reimbursed $[   ] by BofA.

As a result of the 80% loss sharing arrangement, the Company increased its estimate of expected R&W recoveries during the first quarter of 2011 for the covered BofA transactions approximately $[  ] million, which resulted in an increase to pre-tax income of approximately $[  ].

2.              It is apparent from your response to the second bullet of our second comment that you estimated your recoveries on the 21 first lien RMBS transactions as of December 31, 2010 at approximately $100 million.  From your response to the third bullet of that comment, it now appears that as a result of the settlement with BofA you expect to recover 80% of the total expected losses of $490 million, or approximately $392 million.  Regardless of how you ultimately account for the settlement with BofA — either as the solidification of a subrogation recovery estimate or under reinsurance — please provide us proposed revised disclosure to be included in your June 30, 2011 Form 10-Q that clarifies the impact of the change in estimate resulting from this settlement on your previous expected loss estimates and your net income.

Company Response

Our proposed revised disclosure to be included in our June 30, 2011 Form 10-Q that clarifies the impact of the change in estimate resulting from the BofA loss sharing agreement on our expected loss estimates and net income is included as the last paragraph in our response to Comment #1, above.

11. Income Taxes

Provision for Income Taxes, page 249

3.              We acknowledge your response to our comment five.  Please address the following additional comments:

•                  Please explain to us why Dexia would amend its 2008 consolidated tax return that results in your ability to recognize $55.8 million of deferred tax assets associated with your acquisition of AGMH. In this regard, it appears unlikely that Dexia would unilaterally make a change that solely benefits you without some compensation.  Please clarify whether the amended return afforded Dexia the ability to recognize benefits in 2008 associated with AGMH or whether the change was mandated by a tax audit or ruling.

Company Response

There was no compensation between Dexia and the Company with respect to Dexia amending its 2008 tax return.  Since Dexia was the party responsible for amending the 2008 tax return, only Dexia can definitively answer why they amended the 2008 tax return. Dexia may have concluded that their original tax position in their 2008 return would have been denied by the IRS. The Company agrees with Dexia’s position taken on their amended 2008 return as being the more appropriate tax treatment but is not aware of a ruling or tax audit that specifically mandated the amendment.  There has been a private letter ruling issued subsequent to Dexia’s original 2008 tax return filing.  Although the ruling supports the revised position taken by Dexia, it was issued to an unrelated party and not intended to be relied upon as precedent to other taxpayers. The $55.8 million benefit received by the Company is due to the interaction of the purchase agreement, where Assured Guaranty would be responsible for all tax benefits or expenses subsequent to the purchase date and Dexia would be responsible for all tax refunds or expenses relating to years prior to the acquisition, and the amendment of the 2008 tax return.  Dexia’s amendment of its 2008 return increased the Company’s deferred tax asset as the result of an increase in future loss reserve deductions and other tax credits that became available to the Company.

•                  Please explain to us your consideration of the position taken by Dexia on its amended 2008 consolidated tax return and how it impacted your assessment of uncertainty in income taxes in terms of recognition under ASC 740-10-25-5 and measurement under ASC 740-10-55-5.

Company Response

The original 2008 return was filed by Dexia in September 2009 after the July 1, 2009 purchase date.  The Company’s position was that the better tax treatment for loss reserves was that taken on Dexia’s amended 2008 tax return and not their originally filed 2008 tax return.  However, the deferred tax asset acquired on the purchase date would more likely than not be recovered as either a net operating loss carry forward or a future deduction for loss reserves regardless of a change of treatment.   There was uncertainty as to what, if any, additional deferred tax asset may become available if Dexia’s original position was amended.  In fact, Assured Guaranty had no knowledge that Dexia was considering or would file an amended return prior to receiving notification in September 2010. Any additional benefit was contingent upon the manner in which the return would be amended or adjudicated, a partial or full amendment or adjudication, any tax credits that could become available, as well as what decision Dexia might take with respect to carrying back their operating losses two years or five years.

•                  Please clarify for us why you could not take the tax position adopted by Dexia in its amended 2008 consolidated tax return when you acquired AGMH without Dexia amending its tax return.

Company Response

Dexia’s position on its original 2008 tax return, filed in September 2009, with respect to the deduction of loss reserves on a specific group of policies was an inconsistent accounting method with how the Company deducts loss reserves.  The Company, however, could not unilaterally amend the 2008 return or change the method of accounting adopted by Dexia to be consistent with the Company’s method without formal approval from the IRS.  The Company began proceedings to request guidance from the IRS in August 2010 related to the timing of loss reserve deductions before filing its own consolidated tax return that included AGMH.  This request was subsequently withdrawn upon Dexia’s filing of its amended return.

*               *            *

In connection with its responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings,

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

You may contact William Findlay, at (212) 261-5508, or me, at (212) 261-5511 or (441) 278-6633, if you have any questions regarding our response to your comments.

Sincerely,

Robert Bailenson
Chief Financial Officer
Assured Guaranty Ltd.

cc:	Mark Brunhofer, Senior Staff Accountant, Division of Corporate Finance
Kei Nakada, Staff Accountant, Division of Corporate Finance
William Findlay, Managing Director of Accounting Policy, Assured Guaranty